SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §
240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEVEN HILLS REALTY TRUST
(Name of Issuer)

Common Shares of Beneficial Interest, $0.001 Par Value
(Title of Class of Securities)

81784E 101
(CUSIP Number)

Adam D. Portnoy
Tremont Realty Capital LLC
Two Newton Place, 255 Washington Street, Suite 300
Newton, MA 02458
(617) 219-1440
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 81784E 101	Page 2 of 13

1	NAMES OF REPORTING PERSONS Tremont Realty Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 825,651
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 825,651
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 825,651
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IA

[1]	The percentages of beneficial ownership reported in this Schedule 13D are based on approximately 14,501,681 common shares of beneficial interest of the Issuer outstanding as of September 30, 2021.

SCHEDULE 13D/A

CUSIP NO. 81784E 101	Page 3 of 13

1	NAMES OF REPORTING PERSONS The RMR Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 825,651
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 825,651
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 825,651
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D/A

CUSIP NO. 81784E 101	Page 4 of 13

1	NAMES OF REPORTING PERSONS The RMR Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 825,651
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 825,651
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 825,651
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO, HC

SCHEDULE 13D/A

CUSIP NO. 81784E 101	Page 5 of 13

1	NAMES OF REPORTING PERSONS ABP Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 902,821
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 902,821
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,821
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D/A

CUSIP NO. 81784E 101	Page 6 of 13

1	NAMES OF REPORTING PERSONS Adam D. Portnoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 175,426
	8	SHARED VOTING POWER 902,821
	9	SOLE DISPOSITIVE POWER 175,426
	10	SHARED DISPOSITIVE POWER 902,821
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,247
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D/A

CUSIP NO. 81784E 101	Page 7 of 13

This Schedule 13D is being filed jointly by Tremont Realty Capital LLC (f/k/a Tremont Realty Advisors LLC), a Maryland limited liability company (“TRC”), The RMR Group LLC, a Maryland limited liability company and the sole member of TRC (“RMR LLC”), The RMR Group Inc., a Maryland corporation and the managing member of RMR LLC (“RMR INC”), ABP Trust, a Maryland statutory trust and the controlling shareholder of RMR INC, and Adam D. Portnoy (individually, a “Reporting Person,” and together, the “Reporting Persons”) with respect to the common shares of beneficial interest, par value $0.001 per share (the “Common Shares”), of Seven Hills Realty Trust, a Maryland statutory trust (the “Issuer”).

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Shares. The Issuer’s principal executive offices are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement are the Reporting Persons.

TRC’s principal business is advising mortgage real estate investment trusts that invest in commercial real estate debt, including the Issuer. RMR LLC’s principal business is providing management services. RMR LLC owns all of the outstanding membership interest of TRC and is the sole member of TRC. RMR INC’s principal business is holding membership interests in RMR LLC. ABP Trust’s principal business is holding shares of capital stock of RMR INC, holding membership interests in RMR LLC and investing in real estate.

The principal business office of each of TRC, RMR LLC, RMR INC and ABP Trust is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458. Each of TRC, RMR LLC, RMR INC and ABP Trust are organized under the laws of the State of Maryland. The directors of TRC are Jennifer B. Clark, Matthew P. Jordan and Adam D. Portnoy. The directors of RMR INC are: Jennifer B. Clark; Ann Logan; Rosen Plevneliev; Adam D. Portnoy; Jonathan Veitch; and Walter Watkins. RMR INC is the managing member of RMR LLC.

The executive officers of TRC are: Matthew P. Jordan, President and Chief Executive Officer; Jennifer B. Clark, Executive Vice President, General Counsel and Secretary; G. Douglas Lanois, Senior Vice President, Treasurer and Chief Financial Officer; Thomas J. Lorenzini, Senior Vice President; and Vern D. Larkin, Chief Compliance Officer and Director of Internal Audit.

The executive officers of RMR LLC are: Adam D. Portnoy, President and Chief Executive Officer; Jennifer B. Clark, Executive Vice President, General Counsel and Secretary; Matthew P. Jordan, Executive Vice President, Chief Financial Officer and Treasurer; Jennifer F. (Francis) Mintzer, Executive Vice President; John G. Murray, Executive Vice President; and Jonathan M. Pertchik, Executive Vice President.

The executive officers of RMR INC are: Adam D. Portnoy, Managing Director, President and Chief Executive Officer; Jennifer B. Clark, Managing Director, Executive Vice President, General Counsel and Secretary; Matthew P. Jordan, Executive Vice President, Chief Financial Officer and Treasurer; Jennifer F. Francis, Executive Vice President of RMR LLC; John G. Murray, Executive Vice President of RMR LLC; and Jonathan M. Pertchik, Executive Vice President of RMR LLC.

SCHEDULE 13D/A

CUSIP NO. 81784E 101	Page 8 of 13

The executive officers of ABP Trust are: Adam D. Portnoy, President; Matthew P. Jordan, Treasurer; and Jennifer B. Clark, Secretary.

Adam D. Portnoy has a business address at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458. To the Reporting Persons’ knowledge, each of the other individuals listed above has a business address at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Adam D. Portnoy is principally employed by RMR LLC as its President and Chief Executive Officer. He is also the controlling shareholder of, and the sole trustee of, ABP Trust. To the Reporting Persons’ knowledge, each of the other individuals listed above, other than Ann Logan, Rosen Plevneliev, Jonathan Veitch, Walter C. Watkins, and Jonathan M. Pertchik, are principally employed by RMR LLC in the positions listed above for RMR LLC. Ann Logan, Rosen Plevneliev and Jonathan Veitch are retired. Walter C. Watkins is principally employed by WCW Enterprises, LLC, 500 Griswold Street, Suite #2430, Detroit, Michigan 48226, as principal. Jonathan M. Pertchik is Chief Executive Officer and Managing Director of TravelCenters of America Inc., located at 24601 Center Ridge Road, Westlake, Ohio 44145. Matthew P. Jordan and Adam D. Portnoy are also Managing Trustees of the Issuer.

No Reporting Person and, to the Reporting Persons’ knowledge, none of the other individuals listed above, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Adam D. Portnoy and, to the knowledge of the Reporting Persons, each of the other individuals listed above, other than Rosen Plevneliev, is a citizen of the United States. Rosen Plevneliev is a Bulgarian national. TRC and RMR LLC are each a Maryland limited liability company. RMR INC is a Maryland corporation and ABP Trust is a Maryland statutory trust.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 4 below summarizes certain provisions of the Merger Agreement and Letter Agreement (each as defined below) that pertain to the Common Shares acquired by the Reporting Persons. Pursuant to the Merger Agreement and the Letter Agreement, upon consummation of the Merger (as defined below), each one (1) common share of beneficial interest, par value $0.01 per share (“TRMT Common Share”), of Tremont Mortgage Trust, a Maryland real estate investment trust (“TRMT”), held by the Reporting Persons was converted into the right to receive 0.516 of one (1) newly issued Common Share, with cash paid in lieu of fractional shares.

Adam D. Portnoy, as a Managing Trustee of the Issuer, has received and is eligible to receive awards of Common Shares under the Issuer’s equity compensation plan, a copy of which is filed as Exhibit 99.2 to this Schedule 13D.

ABP Trust participates in the Issuer’s dividend reinvestment plan whereby dividends are utilized to purchase additional Common Shares.

SCHEDULE 13D/A

CUSIP NO. 81784E 101	Page 9 of 13

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Shares reported herein for investment purposes.

Also see Items 3 and 6 herein.

The Reporting Persons may from time to time engage in discussions with the Issuer, its Trustees and officers, other shareholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. The Reporting Persons and their affiliates may acquire or dispose of Common Shares, other shares of capital stock or equity interests of the Issuer and/or its subsidiaries, from time to time, in the open market, private transactions, through the Issuer’s dividend reinvestment plan, or otherwise, depending upon various factors, including without limitation, the Issuer’s business, prospects and financial condition, the market for such shares or interests, actions taken by the Issuer’s trustees, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors. Each Reporting Person intends to closely monitor its or his investments and may from time to time take advantage of opportunities presented to it or him. The Reporting Persons may in the future formulate plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

On April 26, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TRMT. Upon the terms and subject to the conditions of the Merger Agreement, TRMT merged with and into the Issuer, with the Issuer continuing as the surviving entity in the merger (the “Merger”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, and as provided in a letter agreement dated August 26, 2021 between the Issuer and TRMT (the “Letter Agreement”), at the effective time of the Merger (the “Effective Time”), each one (1) TRMT Common Share issued and outstanding immediately prior to the Effective Time was converted into the right to receive 0.516 of one (1) newly issued Common Share, subject to adjustment as described in the Merger Agreement, with cash paid in lieu of fractional shares. The Merger closed at 4:01 p.m. Eastern Time on September 30, 2021.

The foregoing summary of the Merger Agreement and the Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and the Letter Agreement, copies of which are filed as Exhibit 99.3 and Exhibit 99.4 hereto, respectively, and incorporated herein by reference.

Except as otherwise described above in this Item 4 and with respect to Adam D. Portnoy, other than as may have arisen in his capacity as a Trustee of the Issuer or in connection with his role with TRC or RMR LLC as a provider of services for or on behalf of the Issuer, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each Reporting Person may, at any time and from time to time, review or reconsider such Reporting Person’s position and/or change such Reporting Person’s purpose and/or formulate plans or proposals with respect thereto. To the extent Adam D. Portnoy may be involved in the formulation or approval of such plans or proposals as a Trustee of the Issuer or in connection with his role with TRC or RMR LLC as a provider of services for or on behalf of the Issuer, Adam D. Portnoy does not expect to disclose such developments of his involvement by amending this Schedule 13D unless he also participates in developing or making such plans or proposals in his capacity as an investor in the Issuer.

SCHEDULE 13D/A

CUSIP NO. 81784E 101	Page 10 of 13

ITEM 5.	Interest in Securities of the Issuer.

(a)	Amount beneficially owned and percentage of class:

TRC is the direct record owner of 825,651 Common Shares, ABP Trust is the direct record owner of 77,170 Common Shares, and Adam D. Portnoy is the direct record owner of 175,426 Common Shares.

The aggregate number of Common Shares beneficially owned by TRC is 825,651, representing approximately 5.7% of the Common Shares outstanding as of September 30, 2021.

Voting and investment power with respect to the Common Shares owned by TRC may be deemed to be shared by RMR LLC, RMR INC, ABP Trust and Adam D. Portnoy. TRC is a direct wholly owned subsidiary of RMR LLC, which is the direct majority owned operating subsidiary of RMR INC. Neither RMR LLC nor RMR INC directly owns any Common Shares. Each of RMR LLC and RMR INC may be deemed to be the beneficial owner of the 825,651 Common Shares held by TRC, representing approximately 5.7% of the Common Shares outstanding as of September 30, 2021.

ABP Trust may be deemed to beneficially own an aggregate of 902,821 Common Shares, consisting of the 77,170 Common Shares it directly holds and the 825,651 Common Shares held by TRC, representing approximately 6.2% of the Common Shares outstanding as of September 30, 2021.

Voting and investment power with respect to the Common Shares beneficially owned by ABP Trust may be deemed to be shared by Adam D. Portnoy as the President, controlling shareholder and sole trustee of ABP Trust. Therefore, Adam D. Portnoy may be deemed to beneficially own an aggregate of 1,078,247 Common Shares, consisting of the 175,426 Common Shares he directly holds and the 902,821 Common Shares beneficially owned by ABP Trust, representing approximately 7.4% of the Common Shares outstanding as of September 30, 2021.

(b)	Number of Common Shares as to which such person has:

(i)	Sole power to vote or direct the vote:

TRC:	0
RMR LLC:	0
RMR INC:	0
ABP Trust:	0
Adam D. Portnoy:	175,426

SCHEDULE 13D/A

CUSIP NO. 81784E 101	Page 11 of 13

(ii)	Shared power to vote or direct the vote:

TRC:	825,651
RMR LLC:	825,651
RMR INC:	825,651
ABP Trust:	902,821
Adam D. Portnoy:	902,821

(iii)	Sole power to dispose or to direct the disposition of:

TRC:	0
RMR LLC:	0
RMR INC:	0
ABP Trust:	0
Adam D. Portnoy:	175,426

(iv)	Shared power to dispose or to direct the disposition of:

TRC:	825,651
RMR LLC:	825,651
RMR INC:	825,651
ABP Trust:	902,821
Adam D. Portnoy:	902,821

The percentages of beneficial ownership reported in this Schedule 13D are based on approximately 14,501,681 Common Shares of beneficial interest of the Issuer outstanding as of the Effective Time on September 30, 2021, such number of shares being based on information provided by the Issuer.

SCHEDULE 13D/A

CUSIP NO. 81784E 101	Page 12 of 13

To the Reporting Persons’ knowledge, as of the Effective Time, on September 30, 2021, the other individuals named in Item 2 of this Schedule 13D beneficially owned 37,386 Common Shares.

(c)	Transactions effected in the past sixty days:

Except as described in Items 3 and 4, there have been no reportable transactions with respect to the Common Shares within the last 60 days by the Reporting Persons.

(d)	No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2 and 4 is incorporated by reference in its entirety.

TRC is a subsidiary of RMR LLC, which is the majority owned operating subsidiary of RMR INC, a holding company listed on The Nasdaq Stock Market LLC. The controlling shareholder of RMR INC is ABP Trust. Adam D. Portnoy, one of the Issuer’s Managing Trustees, is the sole trustee, an officer and the controlling shareholder of ABP Trust, a managing director, president and chief executive officer of RMR INC, a director of TRC and president and chief executive officer of RMR LLC. The Issuer’s Managing Trustees are also managing directors or managing trustees of other public companies to which RMR LLC or its subsidiaries provide management services. Each of the Issuer’s executive officers also is an officer and/or employee of TRC or RMR LLC.

Under the Issuer’s equity compensation plan, the Issuer may grant shares to the Issuer’s Trustees, including Matthew P. Jordan and Adam D. Portnoy, and to officers and employees of RMR LLC or one of its subsidiaries, some of whom are the Issuer’s executive officers.

SCHEDULE 13D/A

CUSIP NO. 81784E 101	Page 13 of 13

ITEM 7.	Material to be Filed as Exhibits.

Exhibit Number	Description
99.1	Joint Filing Agreement, dated as of October 1, 2021, by and among Tremont Realty Capital LLC, The RMR Group LLC, The RMR Group Inc., ABP Trust and Adam D. Portnoy. (Filed Herewith)
99.2	RMR Mortgage Trust 2021 Equity Compensation Plan. (Incorporated by reference to Annex A to the Issuer’s definitive Proxy Statement for the Issuer’s 2021 Annual Meeting of Shareholders filed on March 24, 2021.)
99.3	Agreement and Plan of Merger, dated as of April 26, 2021, between RMR Mortgage Trust and Tremont Mortgage Trust. (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on April 27, 2021.)
99.4	Letter Agreement, dated as of August 26, 2021, between RMR Mortgage Trust and Tremont Mortgage Trust. (Incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on August 26, 2021.)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 4, 2021
(Date)

TREMONT REALTY CAPITAL LLC

/s/ Matthew P. Jordan
(Signature)
Matthew P. Jordan, President and Chief Executive Officer
(Name/Title)

THE RMR GROUP LLC

/s/ Matthew P. Jordan
(Signature)
Matthew P. Jordan, Executive Vice President and Chief Financial Officer
(Name/Title)

THE RMR GROUP INC.

/s/ Matthew P. Jordan
(Signature)
Matthew P. Jordan, Executive Vice President and Chief Financial Officer
(Name/Title)

ABP TRUST

/s/ Matthew P. Jordan
(Signature)
Matthew P. Jordan, Treasurer
(Name/Title)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).